March 24, 2015

Via EDGAR
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Growth Properties, Inc. Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) Filed March 2, 2015 File No. 001-34948

Dear Mr. Woody:

I am writing on behalf of General Growth Properties, Inc. (the “Company”, “we”, “GGP” or “our”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) contained in your correspondence dated March 17, 2015. The heading and page number below from the Company’s Annual Report on Form 10-K (“Annual Report”) corresponds to the heading and page number referenced in your letter. In addition, for your convenience, I have reproduced your comments in this letter and included our responses directly below each comment. Capitalized terms not defined herein shall have the meanings given to them in the Company’s periodic reports.

Note 2 – Summary of Significant Accounting Policies, page F-13

1.	In future filings, please disclose your accounting policy for dispositions of assets, and in particular, contributions of assets to joint ventures.
Response: We acknowledge the Staff’s comment and note that in future Exchange Act periodic reports, we will disclose our accounting policy for dispositions of assets, and in particular, contributions of assets to joint ventures. As an illustration of the disclosure approach we expect to take with respect to the December 31, 2015 10-K, below is a markup of our proposed changes to the disclosure on pages F-15 and F-16 of our Form 10-K for Year Ended December 31, 2014 (with the proposed addition in bold and brackets):

Revenue Recognition and Related Matters (F-16)

Tenant recoveries are established in the leases or computed based upon a formula related to real estate taxes, insurance and other property operating expenses and are generally recognized as revenues in the period the related costs are incurred.

[Real estate sales are recognized whenever (1) a sale is consummated, (2) the buyer has demonstrated an adequate commitment to pay for the property, (3) the Company’s receivable is not subject to future subordination, and (4) the Company has transferred to the buyer the risks and rewards of ownership and does not have continuing involvement. Unless all conditions are met, recognition of all or a portion of the profit shall be postponed.]

We provide an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon our recovery experience. The following table summarizes the changes in allowance for doubtful accounts:

Investment in Unconsolidated Real Estate Affiliates (F-15)

Partially owned, non-variable interest joint ventures over which we have controlling financial interest are consolidated in our consolidated financial statements. In determining if we have a controlling financial interest, we consider factors such as ownership interest, authority to make decisions, kick-out rights and substantive participating rights. Partially owned joint ventures where we do not have a controlling financial interest, but have the ability to exercise significant influence, are accounted for using the equity method.

[To the extent that the Company contributes assets to a joint venture accounted for using the equity method, the Company’s investment in the joint venture is recorded at the Company’s cost basis in the assets that were contributed to the joint venture. The Company will recognize gains and losses on the contribution of its real estate to joint ventures, relating solely to the outside partner’s interest, to the extent the buyer is independent of the Company, the collection of the sales price is reasonably assured, and the Company will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.]

[The combined summarized financial information of unconsolidated joint ventures is disclosed in Note 6 to the Consolidated Financial Statements.]

We continually analyze and assess reconsideration events, including changes in the factors mentioned above, to determine if the consolidation treatment remains appropriate. Decisions regarding consolidation of partially owned entities frequently require significant judgment by our management.
The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 312-960-5044 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Michael Berman

Michael Berman
Chief Financial Officer